Exhibit (q)(9)

Proxy Voting

Background

One of the most significant aspects of effective stewardship comes in the exercise of voting rights pertaining to client investments. Alta believes that active ownership through both engagement and the exercise of proxy votes is one of the key means to ensure companies focus attention on the matters that shareholders value most. The proxy vote is an important asset of any portfolio and can be used as a tool to encourage good governance and sustainable corporate practices in the companies in which we invest. We have adopted written procedures designed to ensure that we vote proxies in the best interests of our clients and these procedures apply to all of Alta’s managed accounts, where we have been delegated proxy voting authority.

Purpose

The primary focus of our management of proxy voting is to maximize shareholder value. One of the ways of ensuring that companies focus attention on maximizing value for shareholders is through corporate governance. Well-managed companies, with strong, focused governance processes, generally, produce better long-term investment returns for all investors. Alta also takes into consideration the investee company’s commitment to sustainable environmental practices, and consideration of social policies that foster the well-being of all stakeholders, when voting proxies.

Principle

Alta recognizes the proxy vote as one of the tools to exercise active ownership with respect to environmental, social, and governance (“ESG”) issues. Active ownership is consistent with our fiduciary obligations and does not require Alta to become a shareholder activist.

As active owner (vs investor) and signatory to the United Nations supported Principles for Responsible Investment, Alta integrates consideration of ESG matters into its investment analysis and stewardship activities with the objective of enhancing long-term investment performance for our Clients. When voting proxies, Alta believes that investee companies that demonstrate a commitment to sustainable environmental practices, incorporate social policies that foster the well-being of all stakeholders, and follow strong, focused governance processes, generally tend to produce better long-term investment returns for all investors.

There is no universally applicable governance model for every company, but Alta believes in four broad fundamental principles to apply when evaluating corporate governance systems:

●	Accountability: Boards should be accountable to shareholders by holding regular board elections, by providing sufficient information for shareholders to assess directors and board composition and by providing shareholders with the ability to remove directors. Directors should respond to investor input such as that expressed through vote results and shareholder engagement.

●	Stewardship: A company’s governance, social and environmental practices should meet or exceed the standards of its market regulations and general practices and should take into account relevant factors that may materially impact the company’s long-term value creation.

●	Independence: Boards should align their interest with what is best for the company. In order to do so, boards should be sufficiently independent from management to ensure they are able to effectively supervise management’s performance for the benefit of all shareholders.

●	Transparency: Companies should share information in a sufficiently open and timely manner to enable shareholders to understand key issues and make informed investment and voting decisions.

These principles guide our approach to meeting our fiduciary responsibility, with respect to proxy voting, by promoting long-term shareholder value creation and risk mitigation in our investee companies.

Alta’s approach to specific proxy voting issues is documented separately in Alta’s Proxy Voting Guidelines as they may be amended from time to time.

Practice

Alta will establish at account opening whether it has been delegated proxy voting authority by the client.

Proxy Voting Approach

To assist with the proxy voting process, Alta, through its parent company and affiliate, Guardian Capital LP, subscribes to a proxy consulting service, a proxy voting service and a vote disclosure service. The consulting service provides a professional review of all proxies issued by the companies held within our equity portfolios. The voting service votes proxies as specifically directed by Alta.

Alta believes that using a market leading global proxy consulting service helps to ensure that we are meeting stewardship best practice requirements for disclosure and transparency. Alta utilizes consulting and voting services that are committed to continuous quality control measures, to ensure accurate and timely voting.

Proxy Voting Assessment

Alta’s portfolio managers will be advised of the recommendations of both the issuer’s management and the consulting service. The portfolio managers will consider this analysis, in conjunction with their own research and evaluation, and in the context of their in-depth knowledge and understanding of the underlying company, to determine a voting decision that is in the best interest of clients. Alta believes that engagement and proxy voting work hand in hand and our portfolio managers may choose to engage with the company on any concerns that arise through proxy voting proposals in combination with the determination of a voting decision.

There may be occasions where the applicable portfolio manager determines that the best interest of the client requires a vote different from the recommendation of the proxy consulting service. On such occasions, the applicable portfolio manager shall document the reasons for the voting decision when instructing the Compliance staff on how to vote the proxy.

For certain accounts that employ a quantitative investment strategy, or which are passively managed to track a specific index, Alta may review the proxy voting guidelines of the proxy consulting service and in accordance with its obligation to act in the best interest of clients, make a determination to provide standing instructions to vote proxies according to the recommendations of the proxy consulting service. Despite the standing instruction, Alta still has the ability and opportunity to vote a proxy different than the recommendation of the consulting service and may do so when it determines that course of action is in the best interest of the client.

Alta’s portfolio managers are responsible for providing their voting decisions in a timely manner to permit enough time for the completed proxy to be submitted to the issuer prior to the date of the vote.

Voting Proxies

Alta will aim to vote all available proxies for each client. Depending upon the deemed importance of a particular vote, on a best-efforts basis, Alta will recall shares which are out on loan in order to vote their proxies.

There may be limited circumstances where Alta does not vote on behalf of a client. If Alta determines that the costs of voting may exceed the expected benefit to a client, Alta may elect not to cast a vote (e.g., voting on a foreign security where translation, due diligence or legal costs exist, or where inadequate information and delays in receiving materials impact the ability to make an informed decision).

Administration and Execution of Proxy Voting Opportunities

Proxy voting procedures and analysis are administered and facilitated by Alta’s Compliance Department. Compliance must establish at account opening whether Alta has been delegated proxy voting authority. Compliance and Operations staff will monitor proxy voting opportunities through the use of the proxy consulting service. They will notify investment teams of upcoming votes and vote deadlines, distribute the proxy analysis, collect and record voting intentions and rationale and will arrange for the exercise of voting rights.

Transparency and Accountability – Notification of Company Management

Alta is committed to transparency and accountability in its proxy voting activities. We endeavor to notify companies when we abstain or vote against management on proxy proposals. This communication would typically be managed by the Investment Committee and include the rationale for our voting decision and provides an opportunity for clarification or the initiation of constructive dialogue.

Conflicts of Interest

Where a conflict, or potential conflict, exists between the interest of a client and the interest of Alta or an Alta affiliate or Associate, proxies are voted in accordance with investment considerations and investment merits, without regard to any other business relationship that may exist between Alta and the portfolio company.

Examples of possible conflicts include:

●	Voting proxies for all accounts in a certain way to retain or obtain business

●	Situations where Alta manages money for a portfolio company

●	Situations where a significant personal relationship exists between an Alta Associate and a proponent or beneficiary of a proxy proposal

Clients may direct Alta on how to vote on a particular matter. Any such direction will be clearly documented.

Say-on-Pay

As a 13F filer, it is Alta’s policy to meet all Form N-PX filing requirements, with the first filing due on August 31, 2024. The CCO is responsible to facilitate this initial filing and annual filings thereafter.

On November 2, 2022, the SEC issued a release (the “Release”) containing rule and form amendments that will require each Form 13F filer to annually report on Form N-PX how it voted proxies on certain executive compensation matters required by Section 14A of the Exchange Act (the “Reporting Requirements”). Reportable votes are votes on the approval of executive compensation and on the frequency of such executive compensation approval votes, as well as votes to approve “golden parachute” compensation in connection with a merger or acquisition. Such votes are often called “say-on-pay” votes.

Alta is capturing the required information beginning July 1, 2023, to complete and file the first Form N-PX, due August 31, 2024 to cover say-on-pay votes for the period July 1, 2023, to June 30, 2024.

When reporting its say-on-pay votes, Alta will (i) to employ the same language employed in an issuer’s form of proxy to identify the say-on-pay matter and, (ii) for securities that have been loaned, to disclose the number of shares that were loaned and not recalled to vote. Rule 14Ad-1 requires Alta to report a say-on-pay vote if Alta “exercises voting power” to influence a voting decision for the security. “Voting power” exists if Alta has the ability to vote the security or direct the voting of the security, including the ability to determine whether to vote the security at all, or to recall a loaned security before a vote (i.e., effective on or before a record date).

Recordkeeping

Alta will maintain the following records relating to proxy voting analysis and decisions:

●	Proxy statements received for client securities

●	Proxy analysis received for securities

●	Records of votes cast on behalf of clients

●	Records of client requests for proxy voting information and the response provided by Alta

●	Documents that record the basis for decisions on voting matters, and any supporting materials

●	Form N-PX filings

Alta’s proxy voting policy and summaries of proxy voting activities are available on our website. Clients may also obtain a copy of proxy voting activities on their specific account upon request.

Monitoring

Alta’s Investment Committee monitors and reviews the results of proxy voting on a regular basis.

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